January 26, 2026

Steven J. Bandrowczak
Chief Executive Officer
Xerox Holdings Corporation
401 Merritt 7
Norwalk, Connecticut 06851-1059

       Re: Xerox Holdings Corporation
           Registration Statement on Form S-3
           Filed January 21, 2026
           File No. 333-292842
Dear Steven J. Bandrowczak:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jan Woo at 202-551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    Zoey Hitzert